Exhibit 99.4

SILVERCORP METALS INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and nine months ended December 31, 2021 and 2020

(Tabular amounts are in thousands of US dollars, unless otherwise stated) (Unaudited)

SILVERCORP METALS INC.

Condensed Consolidated Interim Statements of Financial Position

(Unaudited) (Expressed in thousands of U.S. dollars)

		As at December 31,	As at March 31,
	Notes	2021	2021
ASSETS
Current Assets
Cash and cash equivalents	20	$152,027	$118,735
Short-term investments	4	59,587	80,357
Trade and other receivables		1,912	1,485
Current portion of lease receivable	9	210	213
Inventories		10,570	9,768
Due from related parties	17	896	847
Income tax receivable		641	4,978
Prepaids and deposits		5,525	4,806
		231,368	221,189
Non-current Assets
Long-term prepaids and deposits		788	409
Long-term portion lease receivable	9	24	183
Reclamation deposits		8,817	8,513
Other investments	5	20,123	15,733
Investment in associates	6	60,143	53,457
Plant and equipment	7	78,787	75,729
Mineral rights and properties	8	321,201	277,429
TOTAL ASSETS		$721,251	$652,642

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$45,423	$30,298
Current portion of lease obligation	9	707	657
Deposits received		3,398	4,857
Income tax payable		574	1,363
		50,102	37,175
Non-current Liabilities
Long-term portion of lease obligation	9	705	1,084
Deferred income tax liabilities		47,348	40,792
Environmental rehabilitation		7,904	7,863
Total Liabilities		106,059	86,914

Equity
Share capital		255,444	250,199
Equity reserves		44,443	29,469
Retained earnings		209,736	187,906
Total equity attributable to the equity holders of the Company		509,623	467,574
Non-controlling interests	12	105,569	98,154
Total Equity		615,192	565,728

TOTAL LIABILITIES AND EQUITY		$721,251	$652,642

Approved on behalf of the Board:

(Signed) David Kong
Director

(Signed) Rui Feng
Director

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.

Condensed Consolidated Interim Statements of Income

(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share and per share figures)

		Three Months Ended December 31,		Nine Months Ended December 31,
	Notes	2021	2020	2021	2020

Revenue	19(b)(c)	$59,079	$53,296	$176,333	$156,373
Cost of mine operations
Production costs		25,055	18,025	70,311	55,460
Depreciation and amortization		6,822	5,596	19,914	16,928
Mineral resource taxes		1,824	1,337	4,940	4,106
Government fees and other taxes	13	796	777	2,197	1,965
General and administrative	14	3,106	2,760	8,379	7,156
		37,603	28,495	105,741	85,615
Income from mine operations		21,476	24,801	70,592	70,758

Corporate general and administrative	14	3,310	3,525	10,897	8,996
Property evaluation and business development		204	209	838	(3,450)
Foreign exchange (gain) loss		(1,813)	2,954	(3,426)	6,973
Loss on disposal of plant and equipment	7	35	36	171	247
Share of loss in associates	6	403	550	1,268	1,030
(Gain) loss on equity investments desgined as FVTPL	5	(1,101)	(600)	2,986	(8,837)
Other expense (income)		1,242	(503)	1,246	(682)
Income from operations		19,196	18,630	56,612	66,481

Finance income	15	1,506	1,108	4,203	2,796
Finance costs	15	(9,677)	(1,403)	(10,628)	(1,634)
Income before income taxes		11,025	18,335	50,187	67,643

Income tax expense	16	3,093	6,046	13,265	17,305
Net income		$7,932	$12,289	$36,922	$50,338

Attributable to:
Equity holders of the Company		$5,063	$8,392	$26,668	$39,355
Non-controlling interests	12	2,869	3,897	10,254	10,983
		$7,932	$12,289	$36,922	$50,338

Earnings per share attributable to the equity holders of the Company
Basic earnings per share		$0.03	$0.05	$0.15	$0.23
Diluted earnings per share		$0.03	$0.05	$0.15	$0.22
Weighted Average Number of Shares Outstanding - Basic		176,799,362	175,261,808	176,347,530	174,651,536
Weighted Average Number of Shares Outstanding - Diluted		178,537,718	177,515,646	178,224,810	177,134,575

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.

Condensed Consolidated Interim Statements of Comprehensive Income

(Unaudited) (Expressed in thousands of U.S. dollars)

		Three Months Ended December 31,		Nine Months Ended December 31,
	Notes	2021	2020	2021	2020

Net income		$7,932	$12,289	$36,922	$50,338
Other comprehensive income (loss), net of taxes:
Items that may subsequently be reclassified to net income or loss:
Currency translation adjustment, net of tax of $nil		8,212	21,300	10,702	44,076
Share of other comprehensive income (loss) in associate	6	151	(820)	3,333	(1,953)
Items that will not subsequently be reclassified to net income or loss:
Change in fair value on equity investments designated as FVTOCI, net of tax of $nil	5	93	(34)	963	12,855
Other comprehensive income, net of taxes		$8,456	$20,446	$14,998	$54,978
Attributable to:
Equity holders of the Company		$7,014	$17,736	$12,741	$49,473
Non-controlling interests	12	1,442	2,710	2,257	5,505
		$8,456	$20,446	$14,998	$54,978
Total comprehensive income		$16,388	$32,735	$51,920	$105,316

Attributable to:
Equity holders of the Company		$12,077	$26,128	$39,409	$88,828
Non-controlling interests		4,311	6,607	12,511	16,488
		$16,388	$32,735	$51,920	$105,316

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited) (Expressed in thousands of U.S. dollars)

		Three Months Ended December 31,		Nine Months Ended December 31,
	Notes	2021	2020	2021	2020
Cash provided by Operating activities
Net income		$7,932	$12,289	$36,922	$50,338
Add (deduct) items not affecting cash:
Finance costs	15	9,677	1,403	10,628	1,634
Depreciation, amortization and depletion		7,303	6,063	21,363	18,240
Share of loss in associates	6	403	550	1,268	1,030
Income tax expense	16	3,093	6,046	13,265	17,305
(Gain) loss on equity investments desgined as FVTPL	5	(1,101)	(600)	2,986	(8,837)
Loss on disposal of plant and equipment	7	35	36	171	247
Share-based compensation	10(b)	1,268	1,263	5,145	3,018
Reclamation expenditures		(99)	(50)	(225)	(118)
Income taxes paid		(501)	(6,041)	(4,503)	(11,864)
Interest paid	15	(17)	(23)	(56)	(73)
Changes in non-cash operating working capital	20	673	3,002	9,008	12,761
Net cash provided by operating activities		28,666	23,938	95,972	83,681

Investing activities
Mineral rights and properties
Capital expenditures		(14,698)	(12,432)	(35,503)	(29,146)
Acquisition	3	(10,042)	(6,566)	(13,135)	(6,566)
Plant and equipment
Additions		(2,564)	(3,049)	(7,168)	(6,044)
Proceeds on disposals	7	12	46	50	47
Reclamation deposits
Paid		(159)	(125)	(218)	(386)
Refund		-	34	-	1,839
Other investments
Acquisition	5	(535)	(1,305)	(7,452)	(12,708)
Proceeds on disposals	5	-	64	974	17,870
Investment in associates	6	(352)	(1,326)	(5,312)	(7,131)
Net redemptions (purchases) of short-term investments		10,995	6,130	11,973	(9,321)
Principal received on lease receivable	9	54	49	162	143
Net cash used in investing activities		(17,289)	(18,480)	(55,629)	(51,403)

Financing activities
Related parties
Repayments received	17	-	-	-	1,423
Principal payments on lease obligation	9	(159)	(144)	(470)	(414)
Non-controlling interests
Distribution	12	(1,200)	-	(5,096)	(3,239)
Cash dividends distributed	10(c)	(2,211)	(2,190)	(4,413)	(4,368)
Proceeds from issuance of common shares		736	198	1,908	2,884
Net cash used in financing activities		(2,834)	(2,136)	(8,071)	(3,714)
Effect of exchange rate changes on cash and cash equivalents		1,555	4,705	1,020	9,006

Increase in cash and cash equivalents		10,098	8,027	33,292	37,570
Cash and cash equivalents, beginning of the period		141,929	95,320	118,735	65,777
Cash and cash equivalents, end of the period		$152,027	$103,347	$152,027	$103,347
Supplementary cash flow information	20

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.

Condensed Consolidated Interim Statements of Changes in Equity

(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share figures)

		Share capital		Equity reserves
				Accumulated				Total equity attributable
		Number of		share option		other comprehensive	Retained	to the equity holders of	Non-controlling	Total
	Notes	shares	Amount	reserve	Reserves	loss	earnings	the Company	interests	equity
Balance, April 1, 2020		173,816,834	$243,926	$15,038	$25,409	$(61,589)	$145,898	$368,682	$70,290	$438,972
Options exercised		1,299,589	3,931	(1,047)	-	-	-	2,884	-	2,884
Restricted share units vested		232,623	905	(905)	-	-	-	-	-	-
Share-based compensation		-	-	3,018	-	-	-	3,018	-	3,018
Dividends declared		-	-	-	-	-	(4,368)	(4,368)	-	(4,368)
Acquisition of La Yesca		-	-	-	-	-	-	-	9,250	9,250
Distribution to non-controlling interests		-	-	-	-	-	-	-	(3,239)	(3,239)
Comprehensive income		-	-	-	-	49,473	39,355	88,828	16,488	105,316
Balance, December 31, 2020		175,349,046	$248,762	$16,104	$25,409	$(12,116)	$180,885	$459,044	$92,789	$551,833
Options exercised		253,749	893	(239)	-	-	-	654	-	654
Restricted share units vested		139,749	544	(544)	-	-	-	-	-	-
Share-based compensation		-	-	1,289	-	-	-	1,289	-	1,289
Dividends declared		-	-	-	-	-	-	-	-	-
Contribution from non-controlling interests		-	-	-	-	-	-	-	2,500	2,500
Comprehensive income		-	-	-	-	(434)	7,021	6,587	2,865	9,452
Balance, March 31, 2021		175,742,544	$250,199	$16,610	$25,409	$(12,550)	$187,906	$467,574	$98,154	$565,728
Options exercised		797,083	2,528	(620)	-	-	-	1,908	-	1,908
Restricted share units vested		566,172	2,717	(2,717)	-	-	-	-	-	-
Share-based compensation	10(b)	-	-	5,145	-	-	-	5,145	-	5,145
Dividends declared	10(c)	-	-	-	-	-	(4,413)	(4,413)	-	(4,413)
Distribution to non-controlling interests	12	-	-	-	-	-	-	-	(5,096)	(5,096)
Contribution to reserves		-	-	-	425	-	(425)	-	-	-
Comprehensive income		-	-	-	-	12,741	26,668	39,409	12,511	51,920
Balance, December 31, 2021		177,105,799	$255,444	$18,418	$25,834	$191	$209,736	$509,623	$105,569	$615,192

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2021 and for the three and nine months ended December 31, 2021 and 2020

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

1.	CORPORATE INFORMATION

Silvercorp Metals Inc., along with its subsidiary companies (collectively the “Company”), is engaged in the acquisition, exploration, development, and mining of mineral properties. The Company’s producing mines are located in China, and current exploration and development projects are located in Mexico.

The Company is a publicly listed company incorporated in the Province of British Columbia, Canada, with limited liability under the legislation of the Province of British Columbia. The Company’s shares are traded on the Toronto Stock Exchange and NYSE American.

The head office, registered address and records office of the Company are located at 1066 West Hastings Street, Suite 1750, Vancouver, British Columbia, Canada, V6E 3X1.

Operating results for the three and nine months ended December 31, 2021, are not necessarily indicative of the results that may be expected for the year ending March 31, 2022.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting (“IAS 34”) of the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended March 31, 2021. These condensed consolidated interim financial statements follow the same significant accounting policies set out in note 2 to the audited consolidated financial statements for the year ended March 31, 2021 except for the following:

Property, Plant and Equipment: Proceeds before Intended Use – Amendments to IAS 16

In May 2020, the IASB issued Property, Plant and Equipment — Proceeds before Intended Use, which prohibits entities deducting from the cost of an item of property, plant and equipment, any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the costs of producing those items, in profit or loss. The amendment is effective for annual reporting periods beginning on or after January 1, 2022 and must be applied retrospectively to items of property, plant and equipment made available for use on or after the beginning of the earliest period presented when the entity first applies the amendment.

The Company adopted this amendment on April 1, 2021 without any material impact.

These condensed consolidated interim financial statements were authorized for issue in accordance with a resolution of the Board of Directors dated February 7, 2021.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2021 and for the three and nine months ended December 31, 2021 and 2020

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(b)	Basis of Consolidation

These condensed consolidated interim financial statements include the accounts of the Company and its wholly or partially owned subsidiaries.

Subsidiaries are consolidated from the date on which the Company obtains control up to the date of the disposition of control. Control is achieved when the Company has power over the subsidiary, is exposed or has rights to variable returns from its involvement with the subsidiary and has the ability to use its power to affect its returns.

For non-wholly owned subsidiaries over which the Company has control, the net assets attributable to outside equity shareholders are presented as “non-controlling interests” in the equity section of the consolidated balance sheets. Net income for the period that is attributable to the non-controlling interests is calculated based on the ownership of the non-controlling interest shareholders in the subsidiary. Adjustments to recognize the non-controlling interests’ share of changes to the subsidiary’s equity are made even if this results in the non-controlling interests having a deficit balance. Changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are recorded as equity transactions. The carrying amount of non-controlling interests is adjusted to reflect the change in the non-controlling interests’ relative interests in the subsidiary and the difference between the adjustment to the carrying amount of non-controlling interest and the Company’s share of proceeds received and/or consideration paid is recognized directly in equity and attributed to equity holders of the Company.

Balances, transactions, revenues and expenses between the Company and its subsidiaries are eliminated on consolidation.

Details of the Company’s significant subsidiaries which are consolidated are as follows:

			Proportion of ownership interest held
		Country of	December 31,	March 31,
Name of subsidiaries	Principal activity	incorporation	2021	2021	Mineral properties
Silvercorp Metals China Inc.	Holding company	Canada	100%	100%
Silvercorp Metals (China) Inc.	Holding company	China	100%	100%
0875786 B.C. LTD.	Holding company	Canada	100%	100%
Fortune Mining Limited	Holding company	BVI (i)	100%	100%
Fortune Copper Limited	Holding company	BVI	100%	100%
Fortune Gold Mining Limited	Holding company	BVI	100%	100%
Victor Resources Ltd.	Holding company	BVI	100%	100%
Yangtze Mining Ltd.	Holding company	BVI	100%	100%
Victor Mining Ltd.	Holding company	BVI	100%	100%
Yangtze Mining (H.K.) Ltd.	Holding company	Hong Kong	100%	100%
Fortune Gold Mining (H.K.) Limited	Holding company	Hong Kong	100%	100%
Wonder Success Limited	Holding company	Hong Kong	100%	100%
New Infini Silver Inc. ("New Infini")	Holding company	Canada	46.2%	43.8%
Infini Metals Inc.	Holding company	BVI	46.2%	43.8%
Infini Resources (Asia) Co. Ltd.	Holding company	Hong Kong	46.2%	43.8%
Golden Land (Asia) Ltd.	Holding company	Hong Kong	46.2%	43.8%
Henan Huawei Mining Co. Ltd. ("Henan Huawei")	Mining	China	80%	80%	Ying Mining District
Henan Found Mining Co. Ltd. ("Henan Found")	Mining	China	77.5%	77.5%
Xinshao Yunxiang Mining Co., Ltd. ("Yunxiang")	Mining	China	70%	70%	BYP
Guangdong Found Mining Co. Ltd. ("Guangdong Found")	Mining	China	99%	99%	GC
Infini Resources S.A. de C.V.	Mining	Mexico	46.2%	43.8%	La Yesca
Shanxi Xinbaoyuan Mining Co., Ltd. ("Xinbaoyuan")	Mining	China	77.5%	0.0%	Kuanping
(i) British Virgin Islands ("BVI")

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2021 and for the three and nine months ended December 31, 2021 and 2020

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(c)	Significant Accounting Judgments and Estimates

These condensed consolidated interim financial statements follow the same significant accounting judgments and estimates set out in note 2 to the audited consolidated financial statements for the year ended March 31, 2021.

3.	ACQUISITION

In September 2021, the Company, through a 100% owned subsidiary of Henan Found registered the participation in an online open auction to acquire a 100% interest in the Kuanping silver-lead-zinc-gold project (the “Kuanping Project”). The acquisition was through the acquisition of a 100% interest in the shares of Shanxi Xinbaoyuan Mining Co. Ltd. (“Xinbaoyuan"), an affiliate of a Henan Provincial government-controlled company located in Sanmenxia City, Henan Province. The only asset held by Xinbaoyuan is the Kuanping Project. The Kuanping Project is located in Shanzhou District, Sanmenxia City, Henan Province, China, approximately 33 kilometres (“km”) north of Ying Mining District. It covers an area of 12.39 km2, being approximately 3 km wide (east-west) and 5 km long (north-south).

In October 2021, the Company won the auction for a total net consideration of approximately $13.1 million, including approximately $11.4 million (RMB ¥73.5 million) for 100% of the common shares of Xinbaoyuan (the “Share Consideration”) plus the assumption of approximately $2.0 (RMB ¥13.3 million) debt (the “Debt”) and $0.3 million cash. The execution of the share transfer agreement was completed and the Company paid the Share Consideration and the Debt in October, 2021.

The transaction was accounted for as an acquisition of assets as the purchase price was concentrated on a single asset. The purchase price was allocated to the assets acquired and liabilities assumed on a relative fair value basis with $13.1 million allocated to mineral property interest.

4.	SHORT-TERM INVESTMENTS

As at December 31, 2021, short-term investments consist of the following:

	Amount	Interest rates	Maturity
Bonds	$10,321	5.50% - 13.00%	January 10, 2022 - January 16, 2025
Money market instruments	49,266
	$59,587

During the three and nine months ended December 31, 2021, the Company recorded impairment charges of $9.6 million and $10.4 million, respectively, against the bond investment issued by a few Chinese real estate developing companies as the Company observed financial difficulty of these bond issuers. The carrying value of such bond investments was $2.1 million as at December 31, 2021. The impairment charge was included in finance costs on the condensed consolidated interim statement of income.

As at March 31, 2021, short-term investments consist of the following:

	Amount	Interest rates	Maturity
Bonds	$15,812	5.38% - 13.00%	January 10, 2022 - September 3, 2024
Money market instruments	64,545
	$80,357

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2021 and for the three and nine months ended December 31, 2021 and 2020

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

5.	OTHER INVESTMENTS

	December 31, 2021	March 31, 2021
Equity investments designated as FVTOCI
Public companies	$2,956	$2,966
Private companies	2,361	2,289
	5,317	5,255
Equity investments designated as FVTPL
Public companies	11,080	10,478
Private companies	3,726	-
	14,806	10,478
Total	$20,123	$15,733

Investments in publicly traded companies represent equity interests of other publicly-trading mining companies that the Company has acquired through the open market or through private placements. Investment in equity instruments that are held for trading are classified as FVTPL. For other investment in equity instruments, the Company can make an irrevocable election, on an instrument-by-instrument basis, to designate them as FVTOCI.

The continuity of such investments is as follows:

		Accumulated fair	Accumulated fair
		value change	value change
	Fair Value	included in OCI	included in P&L
April 1, 2020	$8,750	$(34,879)	$-
Gain on equity investments designated as FVTOCI	12,069	12,069	-
Gain on equity investments designated as FVTPL	7,188	-	7,188
Acquisition	12,708	-	-
Disposal	(19,301)	-	-
Reclassified to short-term investments	(7,511)	-	-
Impact of foreign currency translation	1,830	-	-
March 31, 2021	$15,733	$(22,810)	$7,188
Gain on equity investments designated as FVTOCI	963	963	-
Loss equity investments designated as FVTPL	(2,986)	-	(2,986)
Acquisition	7,452	-	-
Disposal	(974)	-	-
Impact of foreign currency translation	(65)	-	-
December 31, 2021	$20,123	$(21,847)	$4,202

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2021 and for the three and nine months ended December 31, 2021 and 2020

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

6.	INVESTMENT IN ASSOCIATES

(a)	Investment in New Pacific Metals Corp.

New Pacific Metals Corp. (“NUAG”) is a Canadian public company listed on the Toronto Stock Exchange (symbol: NUAG) and NYSE American (symbol: NEWP). NUAG is a related party of the Company by way of two common directors and two common officers, and the Company accounts for its investment in NUAG using the equity method as it is able to exercise significant influence over the financial and operating policies of NUAG.

During the three and nine months ended December 31, 2021, the Company acquired 125,000 and 125,000, respectively, common shares of NUAG from the public market (three and nine months ended December 31, 2020, nil and nil) for a total cost of $0.4 million and $0.4 million, respectively (three and nine months ended December 31, 2021, $nil and $nil).

In November 2020, NUAG completed a spin-out by way of a plan of arrangement (the “Arrangement”) of its then wholly-owned subsidiary, Whitehorse Gold Corp. (“WHG”), which owns 100% Skukum Gold Project (formerly “Tagish Lake Gold Project”) located in Yukon, Canada, and distributed all of the WHG common shares to its shareholders on a pro rata basis.

As at December 31, 2021, the Company owned 44,042,216 common shares of NUAG (March 31, 2021 – 43,917,216), representing an ownership interest of 28.3% (March 31, 2021 – 28.6%).

The summary of the investment in NUAG common shares and its market value as at the respective balance sheet dates are as follows:

			Value of NUAG's
	Number of		common shares per
	shares	Amount	quoted market price
Balance April 1, 2020	42,596,506	$44,555	$148,624
Participation in public offering	1,320,710	5,805
WHG Spin-out		(1,793)
Share of net loss		(1,672)
Share of other comprehensive loss		(2,324)
Foreign exchange impact		5,828
Balance March 31, 2021	43,917,216	$50,399	$181,257
Purchase from open market	125,000	352
Share of net loss		(808)
Share of other comprehensive income		3,333
Foreign exchange impact		(445)
Balance December 31, 2021	44,042,216	$52,831	$129,924

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2021 and for the three and nine months ended December 31, 2021 and 2020

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(b)	Investment in Whitehorse Gold Corp.

Whitehorse Gold Corp. (“WHG”) is a Canadian public company listed on the TSX Venture Exchange (symbol: WHG). WHG is a related party of the Company by way of one common director, and the Company accounts for its investment in WHG using the equity method as it is able to exercise significant influence over the financial and operating policies of WHG.

On May 14, 2021, the Company participated in a brokered private placement of WHG and purchased 4,000,000 units at a cost of $5.0 million. Each unit was comprised of one WHG common share and one common share purchase warrant at exercise price of CAD$2 per share. The common share purchase warrant expires on May 14, 2026.

As at December 31, 2021, the Company owned 15,514,285 common shares of WHG (March 31, 2021 – 11,514,285), representing an ownership interest of 29.5% (March 31, 2021 – 27.0%). The summary of the investment in WHG common shares and its market value as at the respective balance sheet dates are as follows:

			Value of WHG's
	Number of		common shares per
	shares	Amount	quoted market price
Balance April 1, 2020
Distributed under WHG spin-out	5,740,285	1,793
Participation in private placement	5,774,000	1,326
Share of net loss		(174)
Foreign exchange impact		113
Balance March 31, 2021	11,514,285	$3,058	$15,108
Participation in private placement	4,000,000	4,960
Share of net loss		(460)
Foreign exchange impact		(246)
Balance December 31, 2021	15,514,285	$7,312	$6,119

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2021 and for the three and nine months ended December 31, 2021 and 2020

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

7.	PLANT AND EQUIPMENT

Plant and equipment consist of:

	Land use rights	Office		Motor	Construction
Cost	and building	equipment	Machinery	vehicles	in progress	Total
Balance as at April 1, 2020	$96,454	$8,010	$25,800	$6,416	$2,136	$138,816
Additions	182	864	1,117	1,059	7,189	10,411
Disposals	(205)	(250)	(291)	(480)	-	(1,226)
Reclassification of asset groups (1)	5,579	325	2,221	-	(8,125)	-
Impact of foreign currency translation	8,141	711	2,227	542	142	11,763
Balance as at March 31, 2021	$110,151	$9,660	$31,074	$7,537	$1,342	$159,764
Additions	525	813	2,236	708	2,653	6,935
Disposals	(287)	(50)	(462)	(176)	-	(975)
Reclassification of asset groups (1)	1,899	89	53	-	(2,041)	-
Impact of foreign currency translation	3,362	258	1,000	240	50	4,910
Ending balance as at December 31, 2021	$115,650	$10,770	$33,901	$8,309	$2,004	$170,634

Impairment, accumulated depreciation and amortization
Balance as at April 1, 2020	$(43,987)	$(5,375)	$(18,168)	$(4,564)	$-	$(72,094)
Disposals	90	228	176	388	-	882
Depreciation and amortization	(3,921)	(630)	(1,629)	(496)	-	(6,676)
Impact of foreign currency translation	(3,752)	(469)	(1,550)	(376)	-	(6,147)
Balance as at March 31, 2021	$(51,570)	$(6,246)	$(21,171)	$(5,048)	$-	$(84,035)
Disposals	157	46	396	155	-	754
Depreciation and amortization	(3,270)	(627)	(1,597)	(476)	-	(5,970)
Impact of foreign currency translation	(1,596)	(154)	(684)	(162)	-	(2,596)
Ending balance as at December 31, 2021	$(56,279)	$(6,981)	$(23,056)	$(5,531)	$-	$(91,847)

Carrying amounts
Balance as at March 31, 2021	$58,581	$3,414	$9,903	$2,489	$1,342	$75,729
Ending balance as at December 31, 2021	$59,371	$3,789	$10,845	$2,778	$2,004	$78,787

(1) When an asset is available for use, it is reclassified from construction in progress to one of the appropriate plant and equipment categories.

Carrying amounts as at December 31, 2021	Ying Mining District	BYP	GC	Other	Total
Land use rights and building	$42,387	$3,027	$12,134	$1,823	$59,371
Office equipment	2,972	17	515	285	3,789
Machinery	8,411	167	2,206	61	10,845
Motor vehicles	2,221	20	332	205	2,778
Construction in progress	1,370	550	84	-	2,004
Total	$57,361	$3,781	$15,271	$2,374	$78,787

Carrying amounts as at March 31, 2021	Ying Mining District	BYP	GC	Other	Total
Land use rights and building	$41,177	$3,047	$12,369	$1,988	$58,581
Office equipment	2,647	20	448	299	3,414
Machinery	7,114	213	2,576	-	9,903
Motor vehicles	1,917	20	359	193	2,489
Construction in progress	796	533	13	-	1,342
Total	$53,651	$3,833	$15,765	$2,480	$75,729

During the three and nine months ended December 31, 2021, certain plant and equipment were disposed for proceeds of $0.01 million and $0.05 million, respectively, (three and nine months ended December 31, 2020 - $0.05 million and $0.05 million) and resulting in loss of $0.03 million and $0.17 million, respectively (three and nine months ended December 31, 2020 - loss of $0.03 million and $0.25 million).

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2021 and for the three and nine months ended December 31, 2021 and 2020

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

8.	MINERAL RIGHTS AND PROPERTIES

Mineral rights and properties consist of:

	Producing and development properties			Exploration and evaluation properties
Cost	Ying Mining District	BYP	GC	RZY	Kuanping	La Yesca	Total
Balance as at April 1, 2020	$293,136	$63,572	$103,311	$164	$-	$-	$460,183
Capitalized expenditures	31,138	30	3,890	-	-	87	35,145
Acquisition	-	-	-	-	-	16,660	16,660
Environmental rehabilitation	(1,268)	(135)	(207)	-	-	-	(1,610)
Foreign currency translation impact	24,994	1,142	8,616	21	-	-	34,773
Balance as at March 31, 2021	$348,000	$64,609	$115,610	$185	$-	$16,747	$545,151
Capitalized expenditures	30,539	-	3,701	-	10	2,846	37,096
Acquisition (Note 3)	-	-	-	-	13,135	-	13,135
Derecognition	-	-	-	(185)	-	-	(185)
Foreign currency translation impact	11,196	463	3,586	-	189	-	15,434
Ending balance as at December 31, 2021	$389,735	$65,072	$122,897	$-	$13,334	$19,593	$610,631

Impairment and accumulated depletion
Balance as at April 1, 2020	$(100,390)	$(56,688)	$(78,355)	$(164)	$-	$-	$(235,597)
Depletion	(13,921)	-	(2,419)		-	-	(16,340)
Foreign currency translation impact	(8,666)	(576)	(6,522)	(21)	-	-	(15,785)
Balance as at March 31, 2021	$(122,977)	$(57,264)	$(87,296)	$(185)	$-	$-	$(267,722)
Depletion	(12,770)	-	(2,202)	-	-	-	(14,972)
Derecognition	-	-	-	185	-	-	185
Foreign currency translation impact	(3,989)	(239)	(2,693)	-	-	-	(6,921)
Ending balance as at December 31, 2021	$(139,736)	$(57,503)	$(92,191)	$-	$-	$-	$(289,430)

Carrying amounts
Balance as at March 31, 2021	$225,023	$7,345	$28,314	$-	$-	$16,747	$277,429
Ending balance as at December 31, 2021	$249,999	$7,569	$30,706	$-	$13,334	$19,593	$321,201

9.	LEASES

The following table summarizes changes in the Company’s lease receivable and lease obligation related to the Company’s office lease and sublease.

	Lease Receivable	Lease Obligation
Balance, April 1, 2020	$534	$2,069
Interest accrual	24	95
Interest received or paid	(24)	(95)
Principal repayment	(196)	(563)
Foreign exchange impact	58	235
Balance, March 31, 2021	$396	$1,741
Addition	-	149
Interest accrual	12	56
Interest received or paid	(12)	(56)
Principal repayment	(162)	(470)
Foreign exchange impact	-	(8)
Balance, December 31, 2021	$234	$1,412
Less: current portion	(210)	(707)
Non-current portion	$24	$705

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2021 and for the three and nine months ended December 31, 2021 and 2020

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

The following table presents a reconciliation of the Company’s undiscounted cash flows to their present value for its lease receivable and lease obligation as at December 31, 2021:

	Lease Receivable	Lease Obligation
Within 1 year	$229	$738
Between 2 to 5 years	11	769
Total undiscounted amount	240	1,507
Less future interest	(6)	(95)
Total discounted amount	$234	$1,412
Less: current portion	(210)	(707)
Non-current portion	$24	$705

The lease receivable and lease obligation were discounted using an estimated incremental borrowing rate of 5%.

10.	SHARE CAPITAL

(a)	Authorized

Unlimited number of common shares without par value. All shares issued as at December 31, 2021 were fully paid.

(b)	Share-based compensation

The Company has a share-based compensation plan (the “Plan”) which consists of stock options, restricted share units (the “RSUs”) and performance share units (the “PSUs”). The Plan allows for the maximum number of common shares to be reserved for issuance on any share-based compensation to be a rolling 10% of the issued and outstanding common shares from time to time. Furthermore, no more than 3% of the reserve may be granted in the form of RSUs and PSUs.

For the three and nine months ended December 31, 2021, a total of $1.3 million and $5.1 million, respectively (three and nine months ended December 31, 2020 - $1.3 million and $3.0 million) in share-based compensation expense was recognized and included in the general and administrative expenses and property evaluation and business development expenses on the condensed consolidated interim statements of income.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2021 and for the three and nine months ended December 31, 2021 and 2020

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(i)	Stock options

The following is a summary of option transactions:

		Weighted average exercise price per
	Number of shares	share CAD$
Balance, April 1, 2020	2,423,760	$3.00
Option granted	1,127,000	7.25
Options exercised	(1,553,338)	3.02
Options cancelled	(135,004)	4.52
Balance, March 31, 2021	1,862,418	$5.45
Options exercised	(797,083)	2.98
Options cancelled	(25,000)	7.06
Balance, December 31, 2021	1,040,335	$7.30

The following table summarizes information about stock options outstanding as at December 31, 2021:

			Weighted
	Number of options	Weighted average	average	Number of options	Weighted
	outstanding at	remaining contractual	exercise price	exercisable at	average exercise
Exercise price in CAD$	Decemer 31, 2021	life (Years)	in CAD$	December 31, 2021	price in CAD$
$5.46	560,335	3.40	$5.46	274,335	$5.46
$9.45	480,000	3.86	$9.45	159,998	$9.45
$5.46 to $9.45	1,040,335	3.61	$7.30	434,333	$6.93

(ii)	RSUs

The following is a summary of RSUs transactions:

		Weighted average
		grant date closing
	Number of shares	price per share $CAD
Balance, April 1, 2020	677,374	$4.94
Granted	1,021,500	6.68
Cancelled	(77,166)	5.82
Distributed	(372,372)	5.05
Balance, March 31, 2021	1,249,336	$6.28
Granted	1,000,000	6.40
Cancelled	(20,998)	6.50
Distributed	(566,172)	5.90
Balance, December 31, 2021	1,662,166	$6.48

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2021 and for the three and nine months ended December 31, 2021 and 2020

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(c)	Cash dividends declared

During the three and nine months ended December 31, 2021, dividends of $2.2 million and $4.4 million, respectively (three and nine months ended December 31, 2020 - $2.2 million and $4.4 million, respectively) were declared and paid.

11.	ACCUMULATED OTHER COMPREHENSIVE LOSS

	December 31, 2021	March 31, 2021
Change in fair value on equity investments designated as FVTOCI	$21,365	$22,328
Share of other comprehensive (income) loss in associate	(2,744)	589
Currency translation adjustment	(18,812)	(10,367)
Balance, end of the period	$(191)	$12,550

The change in fair value on equity investments designated as FVTOCI, share of other comprehensive income in associates, and currency translation adjustment are net of tax of $nil for all periods presented.

12.	NON-CONTROLLING INTERESTS

The continuity of non-controlling interests is summarized as follows:

	Henan	Henan		Guangdong
	Found	Huawei	Yunxiang	Found	New Infini	Total
Balance, April 1, 2020	$63,331	$4,702	$2,723	$(466)	$-	$70,290
Share of net income (loss)	13,210	639	219	88	(23)	14,133
Share of other comprehensive income	4,623	480	90	27	-	5,220
Acquisition of La Yesca	-	-	-	-	9,250	9,250
Contributions	-	-	-	-	2,500	2,500
Distributions	(2,600)	(639)	-	-	-	(3,239)
Balance, March 31, 2021	$78,564	$5,182	$3,032	$(351)	$11,727	$98,154
Share of net income (loss)	10,232	162	(137)	125	(128)	10,254
Share of other comprehensive income	1,988	182	72	15	-	2,257
Distributions	(3,266)	(630)	-	-	(1,200)	(5,096)
Balance, December 31, 2021	$87,518	$4,896	$2,967	$(211)	$10,399	$105,569

As at December 31, 2021, non-controlling interests in Henan Found, Henan Huawei, Yunxiang, Guangdong Found and New Infini were 22.5%, 20%, 30%, 1%, and 53.8%, respectively (March 31, 2021 – 22.5%, 20%, 30%, 1%, and 56.3%, respectively).

13.	GOVERNMENT FEES AND OTHER TAXES

Government fees and other taxes consist of:

	Three months ended December 31,		Nine months ended December 31,
	2021	2020	2021	2020
Government fees	$18	$24	$46	$52
Other taxes	778	753	2,151	1,913
	$796	$777	$2,197	$1,965

Government fees include environmental protection fees paid to the state and local Chinese government. Other taxes were composed of surtax on value-added tax, land usage levy, stamp duty and other miscellaneous levies, duties and taxes imposed by the state and local Chinese government.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2021 and for the three and nine months ended December 31, 2021 and 2020

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

14.	GENERAL AND ADMINISTRATIVE

General and administrative expenses consist of:

	Three months ended December 31, 2021			Three months ended December 31, 2020
	Corporate	Mines	Total	Corporate	Mines	Total
Amortization and depreciation	$145	$336	$481	$139	$329	$468
Office and administrative expenses	281	1,028	1,309	531	896	1,427
Professional fees	186	107	293	198	118	316
Salaries and benefits	1,482	1,635	3,117	1,442	1,417	2,859
Share-based compensation	1,216	-	1,216	1,215	-	1,215
	$3,310	$3,106	$6,416	$3,525	$2,760	$6,285

	Nine months ended December 31, 2021			Nine months ended December 31, 2020
	Corporate	Mines	Total	Corporate	Mines	Total
Amortization and depreciation	$435	$1,014	$1,449	$391	$922	$1,313
Office and administrative expenses	1,228	2,420	3,648	1,559	2,227	3,786
Professional fees	523	326	849	561	345	906
Salaries and benefits	3,836	4,619	8,455	3,574	3,662	7,236
Share-based compensation	4,875	-	4,875	2,911	-	2,911
	$10,897	$8,379	$19,276	$8,996	$7,156	$16,152

15.	FINANCE ITEMS

Finance items consist of:

	Three months ended December 31,		Nine months ended December 31,
Finance income	2021	2020	2021	2020
Interest income	$1,468	$1,108	$4,005	$2,796
Dividend income	38	-	198	-
	$1,506	$1,108	$4,203	$2,796

	Three months ended December 31,		Nine months ended December 31,
Finance costs	2021	2020	2021	2020
Interest on lease obligation	$17	23	$56	$73
Impairment charges for expected credit loss against
bond investments	9,592	1,335	10,369	1,376
Unwinding of discount of environmental rehabilitation
provision	68	45	203	185
	$9,677	$1,403	$10,628	$1,634

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2021 and for the three and nine months ended December 31, 2021 and 2020

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

16.	INCOME TAX

The significant components of income tax expense are as follows:

	Three months ended December 31,		Nine months ended December 31,
Income tax expense	2021	2020	2021	2020
Current	$906	$4,553	$8,050	$14,277
Deferred	2,187	1,493	5,215	3,028
	$3,093	$6,046	$13,265	$17,305

17.	RELATED PARTY TRANSACTIONS

Related party transactions are made on terms agreed upon by the related parties. The balances with related parties are unsecured, non-interest bearing, and due on demand. Related party transactions not disclosed elsewhere in the condensed consolidated interim financial statements are as follows:

Due from related parties	December 31, 2021	March 31, 2021
NUAG (a)	$58	$59
WHG (b)	19	19
Henan Non-ferrous (c)	819	769
	$896	$847

(a)	The Company recovers costs for services rendered to NUAG and expenses incurred on behalf of NUAG pursuant to a services and administrative costs reallocation agreement. During the three and nine months ended December 31, 2021, the Company recovered $0.2 million and $0.5 million (three and nine months ended December 31, 2020 - $0.1 million and $0.5 million), from NUAG for services rendered and expenses incurred on behalf of NUAG. The costs recovered from NUAG were recorded as a direct reduction of general and administrative expenses on the consolidated statements of income.

(b)	The Company recovers costs for services rendered to WHG and expenses incurred on behalf of WHG pursuant to a services and administrative costs reallocation agreement. During the three and nine months ended December 31, 2021, the Company recovered $0.1 million and $0.2 million (three and nine months ended December 31, 2020 - $0.04 million and $0.04 million), from WHG for services rendered and expenses incurred on behalf of WHG. The costs recovered from WHG were recorded as a direct reduction of general and administrative expenses on the consolidated statements of income.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2021 and for the three and nine months ended December 31, 2021 and 2020

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(c)	In January 2021, Henan Found advanced a loan of $0.8 million (RMB¥5 million) to Henan Non-ferrous. The loan bears an interest rate of 4.35% per annum.

The balances with related parties are unsecured.

18.	FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a) Fair value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 13, Fair Value Measurement (“IFRS 13”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2021 and for the three and nine months ended December 31, 2021 and 2020

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

The following tables set forth the Company’s financial assets and liabilities that are measured at fair value level on a recurring basis within the fair value hierarchy as at December 31, 2021 and March 31, 2021 that are not otherwise disclosed. As required by IFRS 13, the assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value as at December 31, 2021
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$152,027	$-	$-	$152,027
Short-term investments - money market instruments	49,266	-	-	49,266
Investments in public companies	14,036	-	-	14,036
Investments in private companies	-	-	6,087	6,087

	Fair value as at March 31, 2021
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$118,735	$-	$-	$118,735
Short-term investments - money market instruments	64,545	-	-	64,545
Investments in public companies	13,444	-	-	13,444
Investments in private companies	-	-	2,289	2,289

Financial assets classified within Level 3 are equity investment in private companies owned by the Company. Significant unobservable inputs are used to determine the fair value of the financial assets, which includes recent arm’s length transactions of the investee, the investee’s financial performance as well as any changes in planned milestones of the investees.

Fair value of the other financial instruments excluded from the table above approximates their carrying amount as at December 31, 2021 and March 31, 2021, due to the short-term nature of these instruments.

There were no transfers into or out of Level 3 during the three and nine months ended December 31, 2021 and 2020.

(b) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its short-term business requirements. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities.

		December 31, 2021		March 31, 2021
	Within a year	2-5 years	Total	Total
Accounts payable and accrued liabilities	$45,423	$-	$45,423	$30,298
Lease obligation	707	705	1,412	1,741
	$46,130	$705	$46,835	$32,039

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2021 and for the three and nine months ended December 31, 2021 and 2020

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(c) Foreign exchange risk

The Company reports its financial statements in US dollars. The functional currency of the head office, Canadian subsidiaries and all intermediate holding companies is CAD and the functional currency of all Chinese subsidiaries is RMB. The functional currency of New Infini and its subsidiaries is USD. The Company is exposed to foreign exchange risk when the Company undertakes transactions and holds assets and liabilities in currencies other than its functional currencies.

The Company currently does not engage in foreign exchange currency hedging. The Company's exposure to currency risk affect net income is summarized as follows:

	December 31, 2021	March 31, 2021
Financial assets denominated in U.S. Dollars	$61,731	$58,610

Financial liabilities denominated in U.S. Dollars	$456	$52

As at December 31,2021, with other variables unchanged, a 10% strengthening (weakening) of the CAD against the USD would have decreased (increased) net income by approximately $6.2 million.

(d) Interest rate risk

The Company is exposed to interest rate risk on its cash equivalents and short term investments. As at December 31, 2021, all of its interest-bearing cash equivalents and short-term investments earn interest at market rates that are fixed to maturity or at variable interest rates with terms of less than one year. The Company monitors its exposure to changes in interest rates on cash equivalents and short term investments. Due to the short-term nature of these financial instruments, fluctuations in interest rates would not have a significant impact on the Company’s net income.

(e) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to accounts receivable, due from related parties, cash and cash equivalents, and short-term investments. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

The Company undertakes credit evaluations on counterparties as necessary, requests deposits from customers prior to delivery, and has monitoring processes intended to mitigate credit risks. There were no material amounts in trade or other receivables which were past due on December 31, 2021 (at March 31, 2021 - $nil).

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2021 and for the three and nine months ended December 31, 2021 and 2020

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(f) Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on financial markets. As the Company’s marketable securities holdings are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio as at December 31, 2021, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency effects, would have resulted in an increase (decrease) to the net income and other comprehensive income of $1.1 million and $0.3 million, respectively.

19.	SEGMENTED INFORMATION

The Company's reportable operating segments are components of the Company where separate financial information is available that is evaluated regularly by the Company’s Chief Executive Officer who is the Chief Operating Decision Maker (“CODM”). The operational segments are determined based on the Company’s management and internal reporting structure. Operating segments are summarized as follows:

Operational Segments	Subsidiaries Included in the Segment	Properties Included in the Segment
Mining
Henan Luoning	Henan Found and Henan Huawei and Xinbaoyuan	Ying Mining District
Hunan	Yunxiang	BYP
Guangdong	Guangdong Found	GC
Other	Infini Resources S.A. de C.V. and Xinbaoyuan	La Yesca, Kuanping
Administrative
Vancouver	Silvercorp Metals Inc. and holding companies
Beijing	Silvercorp Metals (China) Inc.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2021 and for the three and nine months ended December 31, 2021 and 2020

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(a) Segmented information for assets and liabilities are as follows:

	December 31, 2021
	Mining				Administrative
	Henan						Total
Statement of financial position items:	Luoning	Hunan	Guangdong	Other	Beijing	Vancouver
Current assets	$136,557	$942	$14,319	$1,278	$8,617	$69,655	$231,368
Plant and equipment	57,361	3,781	15,271	168	906	1,300	78,787
Mineral rights and properties	249,999	7,569	30,706	32,927	-	-	321,201
Investment in an associate	-	-	-	-	-	60,143	60,143
Other investments	2,361	-	-	-	-	17,762	20,123
Reclamation deposits	4,011	-	4,798	-	-	8	8,817
Long-term prepaids and deposits	456	104	228	-	-	-	788
Long-term portion of lease receivable	-	-	-	-	-	24	24

Total assets	$450,745	$12,396	$65,322	$34,373	$9,523	$148,892	$721,251
Current liabilities	$40,182	$569	$6,103	$450	$304	$2,494	$50,102
Long-term portion of lease obligation	-	-	-	-	-	705	705
Deferred income tax liabilities	46,170	1,178	-	-	-	-	47,348
Environmental rehabilitation	6,118	1,051	735	-	-	-	7,904
Total liabilities	$92,470	$2,798	$6,838	$450	$304	$3,199	$106,059

		March 31, 2021
	Mining				Administrative
	Henan						Total
Statement of financial position items:	Luoning	Hunan	Guangdong	Other	Beijing	Vancouver
Current assets	$124,636	$909	$11,177	$191	$4,322	$79,954	$221,189
Plant and equipment	53,651	3,833	15,765	59	965	1,456	75,729
Mineral rights and properties	225,023	7,345	28,314	16,747	-	-	277,429
Investment in an associate	-	-	-	-	-	53,457	53,457
Other investments	2,289	-	-	-	-	13,444	15,733
Reclamation deposits	3,898	-	4,607	-	-	8	8,513
Long-term prepaids and deposits	221	101	87	-	-	-	409
Long-term portion of lease receivable	-	-	-	-	-	183	183
Total assets	$409,718	$12,188	$59,950	$16,997	$5,287	$148,502	$652,642
Current liabilities	$28,654	$625	$4,570	$-	$112	$3,214	$37,175
Long-term portion of lease obligation	-	-	-	-	-	1,084	1,084
Deferred income tax liabilities	39,756	1,036	-	-	-	-	40,792
Environmental rehabilitation	6,115	993	755	-	-	-	7,863
Total liabilities	$74,525	$2,654	$5,325	$-	$112	$4,298	$86,914

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2021 and for the three and nine months ended December 31, 2021 and 2020

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(b) Segmented information for operating results is as follows:

	Three months ended December 31, 2021
	Mining				Administrative
	Henan						Total
Statement of operations:	Luoning	Hunan (1)	Guangdong	Other	Beijing	Vancouver
Revenue	$48,166	$-	$10,913	$-	$-	$-	$59,079
Costs of mine operations	(30,587)	(118)	(6,881)	(17)	-	-	(37,603)
Income from mine operations	17,579	(118)	4,032	(17)	-	-	21,476
Operating (expenses) income	(1,308)	56	10	(166)	(579)	(293)	(2,280)
Finance items	912	(9)	77	1	80	(9,232)	(8,171)
Income tax expenses	(3,633)	(6)	539	-	-	7	(3,093)
Net income (loss)	$13,550	$(77)	$4,658	$(182)	$(499)	$(9,518)	$7,932
Attributed to:
Equity holders of the Company	10,576	(47)	4,612	(76)	(499)	(9,503)	5,063
Non-controlling interests	2,974	(30)	46	(106)	-	(15)	2,869
Net income (loss)	$13,550	$(77)	$4,658	$(182)	$(499)	$(9,518)	$7,932
(1)	Hunan's BYP project was placed on care and maintenance starting August 2014.

	Three months ended December 31, 2020
	Mining			Administrative
	Henan					Total
Statement of operations:	Luoning	Hunan	Guangdong	Beijing	Vancouver
Revenue	$42,486	$28	$10,782	$-	$-	$53,296
Costs of mine operations	(20,828)	(217)	(7,450)	-	-	(28,495)
Income from mine operations	21,658	(189)	3,332	-	-	24,801
Operating expenses	132	579	8	(487)	(6,403)	(6,171)
Finance items	568	(4)	62	30	(951)	(295)
Income tax expenses	(5,222)	91	(585)	-	(330)	(6,046)
Net income (loss)	$17,136	$477	$2,817	$(457)	$(7,684)	$12,289
Attributed to:
Equity holders of the Company	13,403	331	2,790	(457)	(7,675)	8,392
Non-controlling interests	3,733	146	27	-	(9)	3,897
Net income (loss)	$17,136	$477	$2,817	$(457)	$(7,684)	$12,289

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2021 and for the three and nine months ended December 31, 2021 and 2020

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

	Nine months ended December 31, 2021
	Mining				Administrative
	Henan						Total
Statement of income:	Luoning	Hunan	Guangdong	Other	Beijing	Vancouver
Revenue	$142,686	$-	$33,647	$-	$-	$-	$176,333
Costs of mine operations	(84,562)	(379)	(20,770)	(30)	-	-	(105,741)
Income from mine operations	58,124	(379)	12,877	(30)	-	-	70,592
Operating (expenses) income	(1,531)	116	55	(130)	(1,639)	(10,851)	(13,980)
Finance items, net	2,222	(26)	242	1	176	(9,040)	(6,425)
Income tax expenses	(11,199)	(108)	(526)	-	-	(1,432)	(13,265)
Net income (loss)	$47,616	$(397)	$12,648	$(159)	$(1,463)	$(21,323)	$36,922
Attributable to:
Equity holders of the Company	37,215	(260)	12,523	(66)	(1,463)	(21,281)	26,668
Non-controlling interests	10,401	(137)	125	(93)	-	(42)	10,254
Net income (loss)	$47,616	$(397)	$12,648	$(159)	$(1,463)	$(21,323)	$36,922

	Nine months ended December 31, 2020
	Mining			Administrative
	Henan					Total
Statement of income:	Luoning	Hunan	Guangdong	Beijing	Vancouver
Revenue	$127,843	$1,553	$26,977	$-	$-	$156,373
Costs of mine operations	(65,488)	(1,224)	(18,903)	-	-	(85,615)
Income from mine operations	62,355	329	8,074	-	-	70,758
Operating expenses	60	567	10	(1,356)	(3,558)	(4,277)
Finance items, net	1,319	(21)	113	92	(341)	1,162
Income tax expenses	(14,937)	58	(946)	(8)	(1,472)	(17,305)
Net income (loss)	$48,797	$933	$7,251	$(1,272)	$(5,371)	$50,338
Attributable to:
Equity holders of the Company	38,141	668	7,180	(1,272)	(5,362)	39,355
Non-controlling interests	10,656	265	71	-	(9)	10,983
Net income (loss)	$48,797	$933	$7,251	$(1,272)	$(5,371)	$50,338

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2021 and for the three and nine months ended December 31, 2021 and 2020

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(c) Sales by metal

The sales generated for the three and nine months ended December 31, 2021 and 2020 were all earned in China and were comprised of:

	Three months ended December 31, 2021
	Henan Luoning	Hunan	Guangdong	Total
Silver (Ag)	$29,615	$-	$2,124	$31,739
Gold (Au)	1,504	-	-	1,504
Lead (Pb)	13,840	-	1,974	15,814
Zinc (Zn)	2,236	-	6,122	8,358
Other	971	-	693	1,664
	$48,166	$-	$10,913	$59,079

	Three months ended December 31, 2020
	Henan Luoning	Hunan	Guangdong	Total
Silver (Ag)	$28,013	$-	$2,707	$30,720
Gold (Au)	1,194	28	-	1,222
Lead (Pb)	10,892	-	1,961	12,853
Zinc (Zn)	2,114	-	5,809	7,923
Other	273	-	305	578
	$42,486	$28	$10,782	$53,296

	Nine months ended December 31, 2021
	Henan Luoning	Hunan	Guangdong	Total
Silver (Ag)	$90,845	$-	$7,693	$98,538
Gold (Au)	4,198	-	-	4,198
Lead (Pb)	38,886	-	6,738	45,624
Zinc (Zn)	5,581	-	17,966	23,547
Other	3,176	-	1,250	4,426
	$142,686	$-	$33,647	$176,333

	Nine months ended December 31, 2020
	Henan Luoning	Hunan	Guangdong	Total
Silver (Ag)	$82,625	$-	$7,326	$89,951
Gold (Au)	4,164	1,553	-	5,717
Lead (Pb)	35,386	-	6,228	41,614
Zinc (Zn)	4,556	-	12,758	17,314
Other	1,112	-	665	1,777
	$127,843	$1,553	$26,977	$156,373

(d) Major customers

For the nine months ended December 31, 2021, four major customers (nine months ended December 31, 2020 - four major customers) each accounted for 15%, 17%, 18%, and 19% (nine months ended December 31, 2020 – 13%, 15%, 16%, and 22%), and collectively 69% (nine months ended December 31, 2020 – 71%) of the total sales of the Company.

SILVERCORP METALS INC.

Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2021 and for the three and nine months ended December 31, 2021 and 2020

(Unaudited) (Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

20.	SUPPLEMENTARY CASH FLOW INFORMATION

Changes in non-cash operating working capital:	Three Months Ended December 31,		Nine Months Ended December 31,
	2021	2020	2021	2020
Trade and other receivables	$(373)	$238	$(412)	$104
Inventories	(1,885)	(2,166)	(803)	(696)
Prepaids and deposits	906	489	(674)	(1,038)
Accounts payable and accrued liabilities	5,579	6,300	12,508	15,006
Deposits received	(3,540)	(1,814)	(1,586)	(617)
Due from a related party	(14)	(45)	(25)	2
	$673	$3,002	$9,008	$12,761

	December 31, 2021	March 31, 2021
Cash on hand and at bank	$84,696	$111,191
Bank term deposits and short-term money market investments	67,331	7,544
Total cash and cash equivalents	$152,027	$118,735